082-05754

Bradford & Bingley

Bradford & Bingley plc [redacted]

Directorate Change

09046634

30 June 2009

Having previously announced on 27 April 2009 that Executive Chairman Richard Pym would become non-executive after an appropriate handover period with the new Managing Director, the Board of Bradford & Bingley plc today confirms that this change will take place with effect from 1 July 2009.

Richard Banks, Managing Director, said:

"I have been very grateful to Richard for his assistance since my appointment, and we will continue to work closely together in order to deliver on our business plan commitments."

ENDS

Enquiries
Bradford & Bingley Press Office:
+44 (0) 1274 554042
www.bbg.co.uk

SUPPL

7/28

Bradford & Bingley

Bradford & Bingley plc

Directorate Changes

4 June 2009

Having previously announced that two executive directors, Chris Willford, Group Finance Director, and Roger Hattam, Group Operations Director, would be stepping down from the Board this year, the Board of Bradford & Bingley plc today confirms that these changes will take place with effect from 30 June 2009.

Their contractual entitlement is for a 12 month notice period and they will be paid on a monthly basis over the notice period which commenced on 4 June 2009. In the event that they secure another job during this period, the balance of the phased notice payments will reduce by the amount of any remuneration received from the new employer. Their payments are strictly in accordance with their contracts and no discretionary payments will be made.

Richard Pym, Chairman, said:

"We are grateful to Chris and Roger for their commitment to Bradford & Bingley and for their support during the transition into public ownership, and wish them well for the future"

ENDS

Enquiries
Bradford & Bingley Press Office:
+44 (0) 1274 554042
www.bbg.co.uk